Exhibit 3.1

PREMIERE GLOBAL SERVICES, INC.

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

Article I.

The name of the Corporation is: Premiere Global Services, Inc.

Article II.

The Corporation shall have the authority to issue 10,000 shares of $0.01 par value common stock.

Article III.

The initial registered office of the Corporation shall be at 1201 Peachtree Street, N.E., Atlanta, Georgia 30361. The initial registered agent of the Corporation at such address shall be C T Corporation System.

Article IV.

The name and address of the incorporator is: Peter Berger, 601 Lexington Avenue, New York NY 10022

Article V.

The mailing address of the initial principal office of the Corporation is 1201 Peachtree Street, N.E., Atlanta, Georgia 30361.

Article VI.

No director shall have any personal liability to the Corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, by reason of any act or omission occurring subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) liabilities of a director imposed by Section 14-2-832 of the Georgia Business Corporation Code; or (d) any transaction from which the director derived an improper personal benefit.

If at any time the Georgia Business Corporation Code shall have been amended to authorize the further elimination or limitation of the liability of a director, then the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Georgia Business Corporation Code, as so amended, without further action by the shareholders, unless the provisions of the Georgia Business Corporation Code, as so amended, require further action by the shareholders.

Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect the elimination or limitation of liability or alleged liability pursuant hereto of any director of the Corporation for or with respect to any alleged act or omission of the director occurring prior to such repeal or modification.

Article VII.

In discharging the duties of their respective positions and in determining what is believed to be in the best interests of the Corporation, the board of directors, committees of the board of directors, and individual directors, in addition to considering the effects of any action on the Corporation or its shareholders, may consider the interests of the employees, customers, suppliers and creditors of the Corporation and its subsidiaries, the communities in which offices or other establishments of the Corporation and its subsidiaries are located, and all other factors such directors consider pertinent. This provision solely grants discretionary authority to the directors and shall not be deemed to provide to any other constituency any right to be considered.